IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

JUL 31 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



03028256

PROCESSED
AUG 01 2003
THOMSON FINANCIAL

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for July 31, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-105643
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on this July 31, 2003.

CWABS, INC.

By: 
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY DEUTSCHE BANK SECURITIES INC.

ABS New Transaction

Computational Materials

$277,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-4



Countrywide
HOME LOANS
Seller and Master Servicer

Deutsche Bank 

Computational Materials for
Countrywide Asset-Backed Certificates, Series 2003-4

The analysis in this report is based on information provided by Countrywide Home Loans, Inc. ("the Seller"). Neither the Issuer, Deutsche Bank Securities Inc. ("DBSI"), or any of their affiliates makes representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials, which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

Deutsche Bank 

Computational Materials for
Countrywide Asset-Backed Certificates, Series 2003-4

Preliminary Term Sheet ***Date Prepared: July 21, 2003***

$277,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-4

Class [(1)]	Principal Balance [(2)]	WAL Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moody's) [(4)]	Last Scheduled Distribution Date	Certificate Type
A-1	81,000,000	0.79 / 0.79	1 - 17 / 1 - 17	AAA/Aaa	October 2019	Floating Rate Senior Sequential
A-2	164,838,000	3.23 / 3.58	17 - 77 / 17 - 183	AAA/Aaa	November 2033	Floating Rate Senior Sequential
M-1	12,465,000	4.47 / 4.90	40 - 77 / 40 - 133	AA+/Aa2	September 2033	Floating Rate Mezzanine
M-2	3,462,000	4.41 / 4.78	39 - 77 / 39 - 116	AA/Aa3	July 2033	Floating Rate Mezzanine
M-3	6,925,000	4.39 / 4.67	38 - 77 / 38 - 109	A/A2	June 2033	Floating Rate Mezzanine
M-4	2,770,000	4.37 / 4.50	37 - 77 / 37 - 91	A-/A3	February 2033	Floating Rate Mezzanine
M-5	2,770,000	4.27 / 4.27	37 - 77 / 37 - 80	BBB+/Baa1	October 2032	Floating Rate Mezzanine
B	2,770,000	3.72 / 3.72	37 - 65 / 37 - 65	BBB-/Baa2	February 2032	Floating Rate Subordinate
C	N/A			Not Offered		
P	N/A			Not Offered		
Total:	**$277,000,000**					

(1) The margins on the Senior Certificates double and the respective margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "Subordinate Certificates") are equal to 1.5x the related original margin after the Clean-up Call date.
(2) The principal balance of each Class of Certificates is subject to a 10% variance.
(3) See "Pricing Prepayment Speed" below.
(4) Rating Agency Contacts: Standard & Poors, Karen Kostiw, 212.438.2517; Moody's, Tamara Zaliznyak 212.553.7761.

Trust: Asset-Backed Certificates, Series 2003-4.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Banc One Capital Markets (Co-Lead Manager), Bank of America Securities LLC (Co-Lead Manager) and Deutsche Bank Securities Inc. (Co-Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1 Certificates and Class A-2 Certificates (together, the "***Senior Certificates***") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date:	Scheduled balances as of July 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of July 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	July [23], 2003.
Expected Closing Date:	July [31], 2003.
Expected Settlement Date:	July [31], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in August 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. The Adjustable Rate Mortgage Loans will be priced at a prepayment constant which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% per annum in any period.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $276,999,672 of which: (i) approximately $189,005,416 were adjustable rate Mortgage

Loans (the "***Adjustable Rate Mortgage Loans***" and (ii) approximately $87,994,256 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Fixed Rate Mortgage Loans***") and, together with the Fixed Rate Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract: The Trust will include a one-month LIBOR cap contract (the "***Cap Contract***") for the benefit of the Offered Certificates. On the Closing Date, the notional amount of the Cap Contract will equal approximately $109,993,230 and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contract will be 5.00% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Offered Certificates any Net Rate Carryover on such Distribution Date in the same order as accrued interest is paid. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holder of the Class C Certificates and will not be available for payments on the Certificates thereafter.

Credit Enhancement:

Class	S&P/ Moody's	Initial Subordination at Closing (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa	12.00%	24.00%
Class M-1	AA+/Aa2	7.50%	15.00%
Class M-2	AA/Aa3	6.25%	12.50%
Class M-3	A/A2	3.75%	7.50%
Class M-4	A-/A3	2.75%	5.50%
Class M-5	BBB+/Baa1	1.75%	3.50%
Class B	BBB-/Baa2	0.75%	1.50%

(1) O/C will be zero through the Distribution Date in October 2003.

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher Class

designation will be subordinate to, and provide credit support for, those Certificates with a lower designation.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates (commencing in November 2003) relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

4. Mortgage Insurance. It is expected that substantially all of the Mortgage Loans with loan-to-value ratios greater than 65% at origination will be covered by a private mortgage insurance policy issued by Radian (the "***Radian Policy***"). For each of these Mortgage Loans, the Radian Policy provides insurance coverage, subject to certain carveouts, down to 65% of the value of the related mortgaged property on loans with original loan-to-value ratios above 65%.

Overcollateralization Target:

Prior to the Stepdown Date, the initial Overcollateralization Target will be zero and will remain at zero through the Distribution Date occurring in October 2003, after which time the required Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Initial Target***").

On or after the Stepdown Date, 1.50% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event has occurred on the related Distribution Date, the O/C target will be equal to the O/C target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event has occurred.

Delinquency Trigger Event:

With respect to the Certificates, a "***DelinquencyTrigger Event***" will occur if the product of (a) 1.71 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event:

With respect to the Certificates, a ***"Cumulative Loss Trigger Event"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
August 2006 – July 2007............	2.00%
August 2007 – July 2008............	3.25%
August 2008 – July 2009............	3.50%
August 2009 – and thereafter.......	4.00%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in August 2006

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 76.00% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans (after collections under the Radian Policy) not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Senior Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as principal to the Senior Certificates and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow, together with proceeds from the Cap Contract, to pay Net Rate Carryover as provided below;
6) To the Class C Certificates, any remaining amounts.

Proceeds from the Cap Contract and Excess Cashflow available to cover Net Rate Carryover shall first be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any proceeds of the Cap Contract and Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holders of the Class C Certificates and will not be available for payments on the Offered Certificates thereafter.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid, sequentially, to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Subordinate Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Senior Certificates from principal collections on the Mortgage Loans, such that the sum of the unpaid principal balance of the Class A-1 and Class A-2 Certificates will have 24.00% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 15.00% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 12.50% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 7.50% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 5.50% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.50% subordination and (vii) seventh, to the Class B Certificates, such that the Class B Certificates will have 1.50% subordination.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class A-1 (To Call)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	9.32	0.92	0.79	0.70	0.60
MDUR (yr)	8.77	0.92	0.79	0.70	0.61
First Prin Pay	Aug03	Aug03	Aug03	Aug03	Aug03
Last Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04

Class A-1 (To Maturity)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	9.32	0.92	0.79	0.70	0.60
MDUR (yr)	8.77	0.92	0.79	0.70	0.61
First Prin Pay	Aug03	Aug03	Aug03	Aug03	Aug03
Last Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04

Class A-2 (To Call)

Margin 0.32%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	23.50	4.12	3.23	2.57	2.03
MDUR (yr)	20.01	4.00	3.17	2.54	2.01
First Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class A-2 (To Maturity)

Margin 0.32%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	35	35	35	35
WAL (yr)	23.58	4.54	3.58	2.86	2.24
MDUR (yr)	20.07	4.37	3.47	2.80	2.21
First Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04
Last Prin Pay	May33	May22	Oct18	Apr16	Jun13

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	26.11	5.37	4.47	4.09	3.99
MDUR (yr)	20.87	5.12	4.30	3.96	3.87
First Prin Pay	Mar25	Sep06	Nov06	Jan07	Apr07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-1 (To Maturity)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	73	73	73	73
WAL (yr)	26.23	5.91	4.90	4.45	4.35
MDUR (yr)	20.94	5.58	4.68	4.28	4.20
First Prin Pay	Mar25	Sep06	Nov06	Jan07	Apr07
Last Prin Pay	Mar33	Jun17	Aug14	Jul12	Jul10

Class M-2 (To Call)

Margin 0.90 %

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	90	90	90	90	90
WAL (yr)	26.11	5.37	4.41	3.94	3.72
MDUR (yr)	20.35	5.08	4.22	3.80	3.61
First Prin Pay	Mar25	Aug06	Oct06	Dec06	Feb07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-2 (To Maturity)

Margin 0.90%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	90	93	93	93	92
WAL (yr)	26.22	5.83	4.78	4.24	3.95
MDUR (yr)	20.41	5.47	4.55	4.07	3.81
First Prin Pay	Mar25	Aug06	Oct06	Dec06	Feb07
Last Prin Pay	Jan33	Sep15	Mar13	May11	Aug09

Class M-3 (To Call)

Margin 1.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	26.11	5.36	4.39	3.86	3.58
MDUR (yr)	18.44	4.93	4.11	3.66	3.41
First Prin Pay	Mar25	Aug06	Sep06	Oct06	Nov06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-3 (To Maturity)

Margin 1.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	175	175	174	174
WAL (yr)	26.20	5.72	4.67	4.09	3.75
MDUR (yr)	18.48	5.22	4.35	3.85	3.56
First Prin Pay	Mar25	Aug06	Sep06	Oct06	Nov06
Last Prin Pay	Dec32	Jan15	Aug12	Nov10	Apr09

Class M-4 (To Call)

Margin 2.25%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	225	225	225	225	225
WAL (yr)	26.11	5.36	4.37	3.80	3.46
MDUR (yr)	17.27	4.84	4.04	3.55	3.26
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Oct06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-4 (To Maturity)

Margin 2.25%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	225	228	228	228	227
WAL (yr)	26.16	5.53	4.50	3.90	3.54
MDUR (yr)	17.29	4.97	4.14	3.64	3.33
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Oct06
Last Prin Pay	Aug32	Mar13	Feb11	Aug09	May08

Class M-5 (To Call)

Margin 3.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	26.06	5.26	4.27	3.71	3.35
MDUR (yr)	14.96	4.58	3.82	3.37	3.08
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Sep06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-5 (To Maturity)

Margin 3.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	26.06	5.27	4.27	3.71	3.36
MDUR (yr)	14.96	4.59	3.82	3.38	3.08
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Sep06
Last Prin Pay	Apr32	Feb12	Mar10	Nov08	Oct07

Class B (To Call)

Margin 3.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.55	4.57	3.72	3.26	3.11
MDUR (yr)	14.82	4.07	3.38	3.01	2.88
First Prin Pay	Mar25	Aug06	Aug06	Aug06	Aug06
Last Prin Pay	Aug31	Jun10	Dec08	Nov07	Dec06

Class B (To Maturity)

Margin 3.50%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.55	4.57	3.72	3.26	3.11
MDUR (yr)	14.82	4.07	3.38	3.01	2.88
First Prin Pay	Mar25	Aug06	Aug06	Aug06	Aug06
Last Prin Pay	Aug31	Jun10	Dec08	Nov07	Dec06

[Available Funds Schedule and Collateral Tables to Follow]

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
ABS Banking	
Ted Hsueh	212-250-6997
Patrick Fitzsimonds	212-250-5165
Brian Haklisch	212-250-8745
ABS Structuring	
Bill Yeung	212-250-6893
Ron Portnoy	212-250-0993

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.563	8.985
2	5.293	7.720
3	5.469	7.903
4	5.292	7.734
5	5.468	7.922
6	5.292	7.756
7	5.291	7.769
8	5.656	8.148
9	5.291	7.799
10	5.467	7.994
11	5.290	7.843
12	5.464	8.043
13	5.287	7.894
14	5.287	7.921
15	5.463	8.125
16	5.287	7.976
17	5.463	8.183
18	5.287	8.035
19	5.286	8.063
20	5.853	8.659
21	5.286	8.121
22	5.462	8.326
23	5.380	8.786
24	5.552	9.128
25	5.369	9.089
26	5.365	9.248
27	5.547	9.585
28	5.367	9.436
29	5.545	9.925
30	5.365	9.768
31	5.365	9.812
32	5.938	10.503
33	5.363	9.902
34	5.541	10.149
35	5.362	10.232
36	5.708	10.436
37	5.522	10.242
38	5.520	10.276
39	5.702	10.369
40	5.516	10.175
41	5.698	10.497
42	5.512	10.764
43	5.510	10.791
44	6.098	10.903
45	5.506	10.125
46	5.687	10.391
47	5.502	10.214
48	5.679	10.945
49	5.493	10.699
50	5.491	10.715
51	5.672	10.993
52	5.487	10.750
53	5.668	10.631
54	5.483	10.820
55	5.481	10.830
56	5.856	11.404
57	5.476	10.852
58	5.657	11.134
59	5.472	10.874
60	5.652	11.390
61	5.468	11.123
62	5.466	11.134
63	5.646	11.420
64	5.461	11.156
65	5.641	11.441
66	5.457	11.179
67	5.455	11.191
68	6.037	12.076
69	5.451	11.216
70	5.630	11.498
71	5.446	11.241
72	5.625	11.277
73	5.442	11.020
74	5.439	11.031
75	5.619	11.309
76	5.435	11.054
77	5.614	11.331

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.10%, 6-Month LIBOR stays at 1.130%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month LIBOR and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

ARM and Fixed $276,999,672

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	1,290			
Total Outstanding Loan Balance	$276,999,672			
Average Loan Balance	$214,728	$5,944	to	$889,156
WA Mortgage Rate	7.503%	4.875%	to	13.990%
Net WAC	5.469%	2.586%	to	13.481%
ARM Characteristics				
WA Gross Margin	6.935%	2.250%	to	12.950%
WA Months to First Roll	30	4	to	36
WA First Periodic Cap	2.034%	1.000%	to	7.000%
WA Subsequent Periodic Cap	1.357%	1.000%	to	3.000%
WA Lifetime Cap	14.303%	8.875%	to	19.450%
WA Lifetime Floor	7.599%	4.875%	to	13.280%
WA Original Term (months)	354	120	to	360
WA Remaining Term (months)	353	118	to	360
WA LTV	81.78%	16.34%	to	100.00%
WA FICO	612			
Percentage of Pool with Prepayment Penalties at Loan Orig	80.45%			
Percentage of Pool Secured by: 1st Liens	96.66%			
Percentage of Pool Secured by: 2nd Liens	3.34%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 46.87%	SFR: 77.75%	FULL DOC: 69.13%	RFCO: 65.00%	OOC: 97.56%	A: 69.71%	0: 19.55%
FL: 5.39%	PUD: 17.00%	STATED: 30.26%	PURCH: 27.77%	NOO: 1.67%	A-: 10.80%	12: 7.23%
NY: 4.96%	CONDO: 2.54%	SIMPLE: 0.62%	REFI: 7.23%	2ND: 0.77%	B: 8.64%	24: 25.43%
TX: 4.26%	2-4 UNIT: 1.40%				C: 5.87%	30: 0.12%
MA: 3.50%	MANUF: 1.15%				C-: 4.71%	36: 35.53%
					D: 0.28%	60: 12.14%

ARM and Fixed $276,999,672

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	1	$459,280	0.17
2/28 LIBOR	342	$69,452,497	25.07
3/27 LIBOR	489	$119,093,639	42.99
FIXED 15YR	8	$1,243,314	0.45
FIXED 30YR - CC	6	$2,052,435	0.74
FIXED 30YR	212	$75,036,352	27.09
FIXED 10YR - 2ND	2	$77,944	0.03
FIXED 15YR - 2ND	55	$1,707,769	0.62
FIXED 20YR - 2ND	97	$4,303,760	1.55
FIX30/15 BAL	2	$419,737	0.15
FIX30/15 BAL - 2ND	76	$3,152,945	1.14
	1,290	$276,999,672	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	64	$1,204,783	0.43
$ 25,000.01 to $50,000	141	$5,389,438	1.95
$ 50,000.01 to $75,000	168	$10,576,617	3.82
$ 75,000.01 to $100,000	111	$9,726,961	3.51
$100,000.01 to $150,000	166	$20,498,126	7.40
$150,000.01 to $200,000	70	$11,899,632	4.30
$200,000.01 to $250,000	38	$8,399,661	3.03
$250,000.01 to $300,000	28	$7,783,419	2.81
$300,000.01 to $350,000	132	$44,314,387	16.00
$350,000.01 to $400,000	186	$69,821,484	25.21
$400,000.01 to $450,000	94	$39,935,491	14.42
$450,000.01 to $500,000	58	$27,792,285	10.03
$500,000.01 to $550,000	14	$7,394,293	2.67
$550,000.01 to $600,000	14	$8,062,863	2.91
$600,000.01 to $650,000	3	$1,864,480	0.67
$650,000.01 to $700,000	1	$660,000	0.24
$750,000.01 to $800,000	1	$786,597	0.28
$850,000.01 to $900,000	1	$889,156	0.32
	1,290	$276,999,672	100.00

ARM and Fixed $276,999,672

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	2	$794,034	0.29
5.001 - 5.500	9	$4,170,700	1.51
5.501 - 6.000	33	$12,256,105	4.42
6.001 - 6.500	112	$44,229,314	15.97
6.501 - 7.000	202	$73,551,827	26.55
7.001 - 7.500	127	$39,087,620	14.11
7.501 - 8.000	123	$31,262,193	11.29
8.001 - 8.500	86	$17,083,148	6.17
8.501 - 9.000	131	$18,807,294	6.79
9.001 - 9.500	120	$13,449,789	4.86
9.501 - 10.000	100	$9,439,595	3.41
10.001 - 10.500	50	$3,638,014	1.31
10.501 - 11.000	130	$6,314,432	2.28
11.001 - 11.500	29	$1,486,437	0.54
11.501 - 12.000	16	$721,570	0.26
12.001 - 12.500	10	$259,169	0.09
12.501 - 13.000	6	$215,178	0.08
13.001 - 13.500	2	$112,418	0.04
13.501 - 14.000	2	$120,834	0.04
	1,290	$276,999,672	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	2	$77,944	0.03
121 - 180	141	$6,523,765	2.36
181 - 300	98	$4,363,347	1.58
301 - 360	1,049	$266,034,615	96.04
	1,290	$276,999,672	100.00

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	30	$5,710,872	2.06
50.01-55.00	9	$2,612,768	0.94

ARM and Fixed $276,999,672

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens) (Continued)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
55.01-60.00	28	$5,245,722	1.89
60.01-65.00	42	$8,723,221	3.15
65.01-70.00	115	$25,639,755	9.26
70.01-75.00	129	$29,998,757	10.83
75.01-80.00	229	$62,433,107	22.54
80.01-85.00	122	$35,074,511	12.66
85.01-90.00	174	$50,698,130	18.30
90.01-95.00	68	$15,444,114	5.58
95.01-100.00	344	$35,418,715	12.79
	1,290	$276,999,672	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	11	$1,269,873	0.46
AZ	29	$3,621,912	1.31
AR	3	$246,065	0.09
CA	446	$129,817,664	46.87
CO	21	$4,967,259	1.79
CT	11	$2,888,127	1.04
DE	2	$173,917	0.06
DC	2	$485,313	0.18
FL	88	$14,933,735	5.39
GA	37	$5,509,887	1.99
HI	2	$546,166	0.20
ID	10	$441,176	0.16
IL	27	$6,495,833	2.35
IN	17	$1,562,246	0.56
IA	4	$214,535	0.08
KS	11	$1,038,872	0.38
KY	10	$750,357	0.27
LA	14	$1,243,090	0.45
MD	12	$3,556,581	1.28
MA	38	$9,705,698	3.50
MI	73	$8,904,350	3.21
MN	21	$5,213,578	1.88
MS	7	$1,078,493	0.39

ARM and Fixed $276,999,672

Geographic Distribution (Continued)

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MO	42	$4,102,406	1.48
MT	1	$140,250	0.05
NE	3	$240,923	0.09
NV	13	$3,234,252	1.17
NH	5	$1,173,216	0.42
NJ	22	$5,824,894	2.10
NM	3	$718,502	0.26
NY	39	$13,750,512	4.96
NC	21	$3,618,098	1.31
ND	1	$57,483	0.02
OH	18	$2,610,479	0.94
OK	6	$687,629	0.25
OR	16	$1,287,861	0.46
PA	12	$1,876,150	0.68
RI	1	$399,519	0.14
SC	4	$712,862	0.26
TN	22	$2,438,350	0.88
TX	64	$11,809,431	4.26
UT	11	$1,664,040	0.60
VA	35	$7,722,220	2.79
WA	41	$6,869,026	2.48
WV	2	$436,038	0.16
WI	11	$613,104	0.22
WY	1	$347,700	0.13
	1,290	$276,999,672	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	2	$375,535	0.14
761 - 780	9	$1,839,443	0.66
741 - 760	8	$1,189,459	0.43
721 - 740	19	$5,195,838	1.88
701 - 720	30	$7,362,767	2.66
681 - 700	41	$9,780,434	3.53
661 - 680	76	$17,354,602	6.27
641 - 660	149	$35,122,832	12.68

ARM and Fixed $276,999,672

FICO Ranges (Continued)

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 - 640	172	$40,068,046	14.47
601 - 620	194	$44,208,864	15.96
581 - 600	196	$40,296,743	14.55
561 - 580	117	$28,435,583	10.27
541 - 560	98	$19,570,644	7.07
521 - 540	57	$9,113,951	3.29
501 - 520	103	$15,075,370	5.44
500 or Less	11	$1,416,078	0.51
NOT SCORED	8	$593,481	0.21
	1,290	$276,999,672	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	1,010	$215,354,818	77.75
PUD	175	$47,081,939	17.00
CONDO	48	$7,038,045	2.54
2-4 UNITS	18	$3,884,672	1.40
MANUF	37	$3,183,872	1.15
HI CONDO	2	$456,326	0.16
	1,290	$276,999,672	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	754	$180,063,233	65.00
PURCH	463	$76,921,656	27.77
REFI	73	$20,014,783	7.23
	1,290	$276,999,672	100.00

ARM and Fixed $276,999,672

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,262	$270,243,182	97.56
NOO	20	$4,614,652	1.67
2ND HM	8	$2,141,839	0.77
	1,290	$276,999,672	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,024	$191,477,142	69.13
STATED	260	$83,814,291	30.26
SIMPLE	6	$1,708,240	0.62
	1,290	$276,999,672	100.00

Gross Margin
(Excludes 458 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	2	$823,419	0.44
3.001 - 4.000	2	$794,034	0.42
4.001 - 5.000	31	$12,709,233	6.72
5.001 - 6.000	122	$46,122,326	24.40
6.001 - 7.000	159	$51,036,972	27.00
7.001 - 8.000	88	$23,823,223	12.60
8.001 - 9.000	309	$41,434,911	21.92
9.001 - 10.000	88	$9,470,770	5.01
10.001 - 11.000	25	$2,056,701	1.09
11.001 - 12.000	4	$417,629	0.22
12.001 - 13.000	2	$316,199	0.17
	832	$189,005,416	100.00

Next Rate Adjustment Date
(Excludes 458 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11/03	1	$459,280	0.24
02/04	1	$54,854	0.03

ARM and Fixed $276,999,672

Next Rate Adjustment Date (Continued)
(Excludes 458 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11/04	2	$855,167	0.45
01/05	4	$1,109,568	0.59
02/05	18	$5,085,413	2.69
03/05	22	$5,326,464	2.82
04/05	54	$9,974,321	5.28
05/05	139	$25,810,429	13.66
06/05	82	$15,834,536	8.38
07/05	20	$5,401,746	2.86
10/05	1	$40,418	0.02
11/05	1	$88,116	0.05
01/06	2	$225,804	0.12
02/06	3	$901,434	0.48
03/06	8	$1,577,768	0.83
04/06	23	$3,617,664	1.91
05/06	70	$12,524,195	6.63
06/06	261	$69,308,350	36.67
07/06	120	$30,809,890	16.30
	832	$189,005,416	100.00

Range of Months to Roll
(Excludes 458 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$459,280	0.24
7 - 12	1	$54,854	0.03
13 - 18	6	$1,964,735	1.04
19 - 24	335	$67,432,908	35.68
25 - 31	7	$1,255,772	0.66
32 - 37	482	$117,837,867	62.35
	832	$189,005,416	100.00

ARM and Fixed $276,999,672

Lifetime Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
8.001 - 9.000	1	$359,390	0.19
10.001 - 10.500	1	$371,963	0.20
11.001 - 11.500	3	$1,643,935	0.87
11.501 - 12.000	7	$2,903,214	1.54
12.001 - 12.500	22	$8,388,982	4.44
12.501 - 13.000	42	$13,902,932	7.36
13.001 - 13.500	60	$22,395,430	11.85
13.501 - 14.000	122	$41,625,978	22.02
14.001 - 14.500	118	$31,420,328	16.62
14.501 - 15.000	104	$21,218,446	11.23
15.001 - 15.500	65	$11,066,451	5.86
15.501 - 16.000	97	$12,665,448	6.70
16.001 - 16.500	93	$10,812,023	5.72
16.501 - 17.000	58	$6,225,318	3.29
17.000 - 17.500	23	$2,580,585	1.37
17.501 - 18.000	7	$716,305	0.38
18.001 - 18.500	2	$222,905	0.12
18.501 - 19.000	4	$343,616	0.18
19.001 - 19.500	3	$142,166	0.08
	832	$189,005,416	100.00

Initial Periodic Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	13	$2,196,080	1.16
1.500	483	$119,013,116	62.97
2.000	7	$735,593	0.39
3.000	326	$66,483,095	35.18
3.250	1	$108,313	0.06
5.000	1	$398,172	0.21
7.000	1	$71,047	0.04
	832	$189,005,416	100.00

ARM and Fixed $276,999,672

Subsequent Periodic Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	288	$58,387,577	30.89
1.500	538	$129,111,889	68.31
3.000	6	$1,505,951	0.80
	832	$189,005,416	100.00

Lifetime Rate Floor
(Excludes 458 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	2	$794,034	0.42
5.001 - 6.000	30	$11,688,212	6.18
6.001 - 7.000	169	$61,853,338	32.73
7.001 - 8.000	205	$57,594,143	30.47
8.001 - 9.000	196	$31,344,706	16.58
9.001 - 10.000	182	$20,992,599	11.11
10.001 - 11.000	38	$3,865,552	2.05
11.001 - 12.000	7	$730,665	0.39
12.001 - 13.000	2	$101,748	0.05
13.001 - 14.000	1	$40,418	0.02
	832	$189,005,416	100.00

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY BANC OF AMERICA SECURITIES LLC



Countrywide

Home Loans

Banc of America Securities 

RMBS New Issue Term Sheet

$ 277,000,000 Certificates (approximate)

Countrywide Asset-Backed Certificates, Series 2003-4
Offered Classes: A-1, A-2, M-1, M-2, M-3, M-4, M-5 and B

CWABS, Inc.
Issuer

Countrywide Home Loans, Inc.
Seller and Master Servicer

July 18, 2003

Preliminary Term Sheet ***Date Prepared: July 21, 2003***

$277,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-4

Class [1]	Principal Balance [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's) [4]	Last Scheduled Distribution Date	Certificate Type
A-1	81,000,000	0.79 / 0.79	1 - 17 / 1 - 17	AAA/Aaa	October 2019	Floating Rate Senior Sequential
A-2	164,838,000	3.23 / 3.58	17 - 77 / 17 - 183	AAA/Aaa	November 2033	Floating Rate Senior Sequential
M-1	12,465,000	4.47 / 4.90	40 - 77 / 40 - 133	AA+/Aa2	September 2033	Floating Rate Mezzanine
M-2	3,462,000	4.41 / 4.78	39 - 77 / 39 - 116	AA/Aa3	July 2033	Floating Rate Mezzanine
M-3	6,925,000	4.39 / 4.67	38 - 77 / 38 - 109	A/A2	June 2033	Floating Rate Mezzanine
M-4	2,770,000	4.37 / 4.50	37 - 77 / 37 - 91	A-/A3	February 2033	Floating Rate Mezzanine
M-5	2,770,000	4.27 / 4.27	37 - 77 / 37 - 80	BBB+/Baa1	October 2032	Floating Rate Mezzanine
B	2,770,000	3.72 / 3.72	37 - 65 / 37 - 65	BBB-/Baa2	February 2032	Floating Rate Subordinate
C	N/A			Not Offered		
P	N/A			Not Offered		
Total:	$277,000,000					

(1) *The margins on the Senior Certificates double and the respective margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "Subordinate Certificates") are equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: Standard & Poors, Karen Kostiw, 212.438.2517; Moody's, Tamara Zaliznyak 212.553.7761.*

Trust: Asset-Backed Certificates, Series 2003-4.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Banc One Capital Markets (Co-Lead Manager), Banc of America Securities LLC (Co-Lead Manager) and Deutsche Bank Securities Inc. (Co-Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1 Certificates and Class A-2 Certificates (together, the "***Senior Certificates***") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date:	Scheduled balances as of July 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of July 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	July [23], 2003.
Expected Closing Date:	July [31], 2003.
Expected Settlement Date:	July [31], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in August 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. The Adjustable Rate Mortgage Loans will be priced at a prepayment constant which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% per annum in any period.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Mortgage Pool"***). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $276,999,672 of which: (i) approximately $189,005,416 were adjustable rate Mortgage Loans (the ***"Adjustable Rate Mortgage Loans"*** and (ii) approximately $87,994,256 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the ***"Fixed Rate Mortgage Loans"***) and, together with the Fixed Rate Mortgage Loans, the ***"Mortgage Loans"***).

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the ***"Expense Fee Rate"***).

Net Rate Cap: The ***"Net Rate Cap"*** is equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract: The Trust will include a one-month LIBOR cap contract (the ***"Cap Contract"***) for the benefit of the Offered Certificates. On the Closing Date, the notional amount of the Cap Contract will equal approximately $109,993,230 and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contract will be 5.00% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Offered Certificates any Net Rate Carryover on such Distribution Date in the same order as accrued interest is paid. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holder of the Class C Certificates and will not be available for payments on the Certificates thereafter.

Credit Enhancement:

Class	S&P/ Moody's	Initial Subordination at Closing (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa	12.00%	24.00%
Class M-1	AA+/Aa2	7.50%	15.00%
Class M-2	AA/Aa3	6.25%	12.50%
Class M-3	A/A2	3.75%	7.50%
Class M-4	A-/A3	2.75%	5.50%
Class M-5	BBB+/Baa1	1.75%	3.50%
Class B	BBB-/Baa2	0.75%	1.50%

(1) O/C will be zero through the Distribution Date in October 2003.

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Certificates with a lower designation.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates (commencing in November 2003) relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

4. Mortgage Insurance. It is expected that substantially all of the Mortgage Loans with loan-to-value ratios greater than 65% at origination will be covered by a private mortgage insurance policy issued by Radian (the "***Radian Policy***"). For each of these Mortgage Loans, the Radian Policy provides insurance coverage, subject to certain carveouts, down to 65% of the value of the related mortgaged property on loans with original loan-to-value ratios above 65%.

Overcollateralization Target:

Prior to the Stepdown Date, the initial Overcollateralization Target will be zero and will remain at zero through the Distribution Date occurring in October 2003, after which time the required Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"***).

On or after the Stepdown Date, 1.50% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event has occurred on the related Distribution Date, the O/C target will be equal to the O/C target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event has occurred.

Delinquency Trigger Event:

With respect to the Certificates, a ***"DelinquencyTrigger Event"*** will occur if the product of (a) 1.71 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event:

With respect to the Certificates, a ***"Cumulative Loss Trigger Event"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
August 2006 – July 2007............	2.00%
August 2007 – July 2008............	3.25%
August 2008 – July 2009............	3.50%
August 2009 – and thereafter.......	4.00%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in August 2006

b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 76.00% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans (after collections under the Radian Policy) not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Senior Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as principal to the Senior Certificates and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow, together with proceeds from the Cap Contract, to pay Net Rate Carryover as provided below;
6) To the Class C Certificates, any remaining amounts.

Proceeds from the Cap Contract and Excess Cashflow available to cover Net Rate Carryover shall first be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any proceeds of the Cap Contract and Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holders of the Class C Certificates and will not be available for payments on the Offered Certificates thereafter.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid, sequentially, to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Subordinate Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Senior Certificates from principal collections on the Mortgage Loans, such that the sum of the unpaid principal balance of the Class A-1 and Class A-2 Certificates will have 24.00% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 15.00% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 12.50% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 7.50% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 5.50% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.50% subordination and (vii) seventh, to the Class B Certificates, such that the Class B Certificates will have 1.50% subordination.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class A-1 (To Call)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	9.32	0.92	0.79	0.70	0.60
MDUR (yr)	8.77	0.92	0.79	0.70	0.61
First Prin Pay	Aug03	Aug03	Aug03	Aug03	Aug03
Last Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04

Class A-1 (To Maturity)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	9.32	0.92	0.79	0.70	0.60
MDUR (yr)	8.77	0.92	0.79	0.70	0.61
First Prin Pay	Aug03	Aug03	Aug03	Aug03	Aug03
Last Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04

Class A-2 (To Call)

Margin 0.32%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	23.50	4.12	3.23	2.57	2.03
MDUR (yr)	20.01	4.00	3.17	2.54	2.01
First Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class A-2 (To Maturity)

Margin 0.32%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	35	35	35	35
WAL (yr)	23.58	4.54	3.58	2.86	2.24
MDUR (yr)	20.07	4.37	3.47	2.80	2.21
First Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04
Last Prin Pay	May33	May22	Oct18	Apr16	Jun13

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	70	70	70	70
WAL (yr)	26.11	5.37	4.47	4.09	3.99
MDUR (yr)	20.87	5.12	4.30	3.96	3.87
First Prin Pay	Mar25	Sep06	Nov06	Jan07	Apr07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-1 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	73	73	73	73
WAL (yr)	26.23	5.91	4.90	4.45	4.35
MDUR (yr)	20.94	5.58	4.68	4.28	4.20
First Prin Pay	Mar25	Sep06	Nov06	Jan07	Apr07
Last Prin Pay	Mar33	Jun17	Aug14	Jul12	Jul10

Class M-2 (To Call)

Margin	0.90 %				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	90	90	90	90	90
WAL (yr)	26.11	5.37	4.41	3.94	3.72
MDUR (yr)	20.35	5.08	4.22	3.80	3.61
First Prin Pay	Mar25	Aug06	Oct06	Dec06	Feb07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-2 (To Maturity)

Margin	0.90%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	90	93	93	93	92
WAL (yr)	26.22	5.83	4.78	4.24	3.95
MDUR (yr)	20.41	5.47	4.55	4.07	3.81
First Prin Pay	Mar25	Aug06	Oct06	Dec06	Feb07
Last Prin Pay	Jan33	Sep15	Mar13	May11	Aug09

Class M-3 (To Call)

Margin	1.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	170	170	170	170	170
WAL (yr)	26.11	5.36	4.39	3.86	3.58
MDUR (yr)	18.44	4.93	4.11	3.66	3.41
First Prin Pay	Mar25	Aug06	Sep06	Oct06	Nov06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-3 (To Maturity)

Margin	1.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	170	175	175	174	174
WAL (yr)	26.20	5.72	4.67	4.09	3.75
MDUR (yr)	18.48	5.22	4.35	3.85	3.56
First Prin Pay	Mar25	Aug06	Sep06	Oct06	Nov06
Last Prin Pay	Dec32	Jan15	Aug12	Nov10	Apr09

Class M-4 (To Call)

Margin	2.25%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	225	225	225	225	225
WAL (yr)	26.11	5.36	4.37	3.80	3.46
MDUR (yr)	17.27	4.84	4.04	3.55	3.26
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Oct06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-4 (To Maturity)

Margin	2.25%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	225	228	228	228	227
WAL (yr)	26.16	5.53	4.50	3.90	3.54
MDUR (yr)	17.29	4.97	4.14	3.64	3.33
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Oct06
Last Prin Pay	Aug32	Mar13	Feb11	Aug09	May08

Class M-5 (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	350	350	350	350	350
WAL (yr)	26.06	5.26	4.27	3.71	3.35
MDUR (yr)	14.96	4.58	3.82	3.37	3.08
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Sep06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-5 (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	350	350	350	350	350
WAL (yr)	26.06	5.27	4.27	3.71	3.36
MDUR (yr)	14.96	4.59	3.82	3.38	3.08
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Sep06
Last Prin Pay	Apr32	Feb12	Mar10	Nov08	Oct07

Class B (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.55	4.57	3.72	3.26	3.11
MDUR (yr)	14.82	4.07	3.38	3.01	2.88
First Prin Pay	Mar25	Aug06	Aug06	Aug06	Aug06
Last Prin Pay	Aug31	Jun10	Dec08	Nov07	Dec06

Class B (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.55	4.57	3.72	3.26	3.11
MDUR (yr)	14.82	4.07	3.38	3.01	2.88
First Prin Pay	Mar25	Aug06	Aug06	Aug06	Aug06
Last Prin Pay	Aug31	Jun10	Dec08	Nov07	Dec06

[Available Funds Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.563	8.985
2	5.293	7.720
3	5.469	7.903
4	5.292	7.734
5	5.468	7.922
6	5.292	7.756
7	5.291	7.769
8	5.656	8.148
9	5.291	7.799
10	5.467	7.994
11	5.290	7.843
12	5.464	8.043
13	5.287	7.894
14	5.287	7.921
15	5.463	8.125
16	5.287	7.976
17	5.463	8.183
18	5.287	8.035
19	5.286	8.063
20	5.853	8.659
21	5.286	8.121
22	5.462	8.326
23	5.380	8.786
24	5.552	9.128
25	5.369	9.089
26	5.365	9.248
27	5.547	9.585
28	5.367	9.436
29	5.545	9.925
30	5.365	9.768
31	5.365	9.812
32	5.938	10.503
33	5.363	9.902
34	5.541	10.149
35	5.362	10.232
36	5.708	10.436
37	5.522	10.242
38	5.520	10.276
39	5.702	10.369
40	5.516	10.175
41	5.698	10.497
42	5.512	10.764
43	5.510	10.791
44	6.098	10.903
45	5.506	10.125

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	5.687	10.391
47	5.502	10.214
48	5.679	10.945
49	5.493	10.699
50	5.491	10.715
51	5.672	10.993
52	5.487	10.750
53	5.668	10.631
54	5.483	10.820
55	5.481	10.830
56	5.856	11.404
57	5.476	10.852
58	5.657	11.134
59	5.472	10.874
60	5.652	11.390
61	5.468	11.123
62	5.466	11.134
63	5.646	11.420
64	5.461	11.156
65	5.641	11.441
66	5.457	11.179
67	5.455	11.191
68	6.037	12.076
69	5.451	11.216
70	5.630	11.498
71	5.446	11.241
72	5.625	11.277
73	5.442	11.020
74	5.439	11.031
75	5.619	11.309
76	5.435	11.054
77	5.614	11.331

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.10%, 6-Month LIBOR stays at 1.130%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month LIBOR and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

Banc of America Securities 

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2003-4

ARM and Fixed $276,999,672

Summary of Loans in Statistic Calculation Pool (As of Calculation Date)		**Range**		
Total Number of Loans	1,290			
Total Outstanding Loan Balance	$276,999,672			
Average Loan Balance	$214,728	$5,944	to	$889,156
WA Mortgage Rate	7.503%	4.875%	to	13.990%
Net WAC	5.469%	2.586%	to	13.481%
ARM Characteristics				
WA Gross Margin	6.935%	2.250%	to	12.950%
WA Months to First Roll	30	4	to	36
WA First Periodic Cap	2.034%	1.000%	to	7.000%
WA Subsequent Periodic Cap	1.357%	1.000%	to	3.000%
WA Lifetime Cap	14.303%	8.875%	to	19.450%
WA Lifetime Floor	7.599%	4.875%	to	13.280%
WA Original Term (months)	354	120	to	360
WA Remaining Term (months)	353	118	to	360
WA LTV	81.78%	16.34%	to	100.00%
WA FICO	612			
Percentage of Pool with Prepayment Penalties at Loan Orig	80.45%			
Percentage of Pool Secured by: 1st Liens	96.66%			
Percentage of Pool Secured by: 2nd Liens	3.34%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 46.87%	SFR: 77.75%	FULL DOC: 69.13%	RFCO: 65.00%	OOC: 97.56%	A: 69.71%	0: 19.55%
FL: 5.39%	PUD: 17.00%	STATED: 30.26%	PURCH: 27.77%	NOO: 1.67%	A-: 10.80%	12: 7.23%
NY: 4.96%	CONDO: 2.54%	SIMPLE: 0.62%	REFI: 7.23%	2ND: 0.77%	B: 8.64%	24: 25.43%
TX: 4.26%	2-4 UNIT: 1.40%				C: 5.87%	30: 0.12%
MA: 3.50%	MANUF: 1.15%				C-: 4.71%	36: 35.53%
					D: 0.28%	60: 12.14%

ARM and Fixed $276,999,672

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	1	$459,280	0.17
2/28 LIBOR	342	$69,452,497	25.07
3/27 LIBOR	489	$119,093,639	42.99
FIXED 15YR	8	$1,243,314	0.45
FIXED 30YR - CC	6	$2,052,435	0.74
FIXED 30YR	212	$75,036,352	27.09
FIXED 10YR - 2ND	2	$77,944	0.03
FIXED 15YR - 2ND	55	$1,707,769	0.62
FIXED 20YR - 2ND	97	$4,303,760	1.55
FIX30/15 BAL	2	$419,737	0.15
FIX30/15 BAL - 2ND	76	$3,152,945	1.14
	1,290	$276,999,672	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	64	$1,204,783	0.43
$ 25,000.01 to $50,000	141	$5,389,438	1.95
$ 50,000.01 to $75,000	168	$10,576,617	3.82
$ 75,000.01 to $100,000	111	$9,726,961	3.51
$100,000.01 to $150,000	166	$20,498,126	7.40
$150,000.01 to $200,000	70	$11,899,632	4.30
$200,000.01 to $250,000	38	$8,399,661	3.03
$250,000.01 to $300,000	28	$7,783,419	2.81
$300,000.01 to $350,000	132	$44,314,387	16.00
$350,000.01 to $400,000	186	$69,821,484	25.21
$400,000.01 to $450,000	94	$39,935,491	14.42
$450,000.01 to $500,000	58	$27,792,285	10.03
$500,000.01 to $550,000	14	$7,394,293	2.67
$550,000.01 to $600,000	14	$8,062,863	2.91
$600,000.01 to $650,000	3	$1,864,480	0.67
$650,000.01 to $700,000	1	$660,000	0.24
$750,000.01 to $800,000	1	$786,597	0.28
$850,000.01 to $900,000	1	$889,156	0.32
	1,290	$276,999,672	100.00

ARM and Fixed $276,999,672

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	2	$794,034	0.29
5.001 - 5.500	9	$4,170,700	1.51
5.501 - 6.000	33	$12,256,105	4.42
6.001 - 6.500	112	$44,229,314	15.97
6.501 - 7.000	202	$73,551,827	26.55
7.001 - 7.500	127	$39,087,620	14.11
7.501 - 8.000	123	$31,262,193	11.29
8.001 - 8.500	86	$17,083,148	6.17
8.501 - 9.000	131	$18,807,294	6.79
9.001 - 9.500	120	$13,449,789	4.86
9.501 - 10.000	100	$9,439,595	3.41
10.001 - 10.500	50	$3,638,014	1.31
10.501 - 11.000	130	$6,314,432	2.28
11.001 - 11.500	29	$1,486,437	0.54
11.501 - 12.000	16	$721,570	0.26
12.001 - 12.500	10	$259,169	0.09
12.501 - 13.000	6	$215,178	0.08
13.001 - 13.500	2	$112,418	0.04
13.501 - 14.000	2	$120,834	0.04
	1,290	$276,999,672	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	2	$77,944	0.03
121 - 180	141	$6,523,765	2.36
181 - 300	98	$4,363,347	1.58
301 - 360	1,049	$266,034,615	96.04
	1,290	$276,999,672	100.00

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	30	$5,710,872	2.06
50.01-55.00	9	$2,612,768	0.94

ARM and Fixed $276,999,672

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens) (Continued)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
55.01-60.00	28	$5,245,722	1.89
60.01-65.00	42	$8,723,221	3.15
65.01-70.00	115	$25,639,755	9.26
70.01-75.00	129	$29,998,757	10.83
75.01-80.00	229	$62,433,107	22.54
80.01-85.00	122	$35,074,511	12.66
85.01-90.00	174	$50,698,130	18.30
90.01-95.00	68	$15,444,114	5.58
95.01-100.00	344	$35,418,715	12.79
	1,290	$276,999,672	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	11	$1,269,873	0.46
AZ	29	$3,621,912	1.31
AR	3	$246,065	0.09
CA	446	$129,817,664	46.87
CO	21	$4,967,259	1.79
CT	11	$2,888,127	1.04
DE	2	$173,917	0.06
DC	2	$485,313	0.18
FL	88	$14,933,735	5.39
GA	37	$5,509,887	1.99
HI	2	$546,166	0.20
ID	10	$441,176	0.16
IL	27	$6,495,833	2.35
IN	17	$1,562,246	0.56
IA	4	$214,535	0.08
KS	11	$1,038,872	0.38
KY	10	$750,357	0.27
LA	14	$1,243,090	0.45
MD	12	$3,556,581	1.28
MA	38	$9,705,698	3.50
MI	73	$8,904,350	3.21
MN	21	$5,213,578	1.88
MS	7	$1,078,493	0.39

ARM and Fixed $276,999,672

Geographic Distribution (Continued)

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MO	42	$4,102,406	1.48
MT	1	$140,250	0.05
NE	3	$240,923	0.09
NV	13	$3,234,252	1.17
NH	5	$1,173,216	0.42
NJ	22	$5,824,894	2.10
NM	3	$718,502	0.26
NY	39	$13,750,512	4.96
NC	21	$3,618,098	1.31
ND	1	$57,483	0.02
OH	18	$2,610,479	0.94
OK	6	$687,629	0.25
OR	16	$1,287,861	0.46
PA	12	$1,876,150	0.68
RI	1	$399,519	0.14
SC	4	$712,862	0.26
TN	22	$2,438,350	0.88
TX	64	$11,809,431	4.26
UT	11	$1,664,040	0.60
VA	35	$7,722,220	2.79
WA	41	$6,869,026	2.48
WV	2	$436,038	0.16
WI	11	$613,104	0.22
WY	1	$347,700	0.13
	1,290	$276,999,672	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	2	$375,535	0.14
761 - 780	9	$1,839,443	0.66
741 - 760	8	$1,189,459	0.43
721 - 740	19	$5,195,838	1.88
701 - 720	30	$7,362,767	2.66
681 - 700	41	$9,780,434	3.53
661 - 680	76	$17,354,602	6.27
641 - 660	149	$35,122,832	12.68

ARM and Fixed $276,999,672

FICO Ranges (Continued)

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 - 640	172	$40,068,046	14.47
601 - 620	194	$44,208,864	15.96
581 - 600	196	$40,296,743	14.55
561 - 580	117	$28,435,583	10.27
541 - 560	98	$19,570,644	7.07
521 - 540	57	$9,113,951	3.29
501 - 520	103	$15,075,370	5.44
500 or Less	11	$1,416,078	0.51
NOT SCORED	8	$593,481	0.21
	1,290	$276,999,672	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	1,010	$215,354,818	77.75
PUD	175	$47,081,939	17.00
CONDO	48	$7,038,045	2.54
2-4 UNITS	18	$3,884,672	1.40
MANUF	37	$3,183,872	1.15
HI CONDO	2	$456,326	0.16
	1,290	$276,999,672	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	754	$180,063,233	65.00
PURCH	463	$76,921,656	27.77
REFI	73	$20,014,783	7.23
	1,290	$276,999,672	100.00

Banc of America Securities 

ARM and Fixed $276,999,672

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,262	$270,243,182	97.56
NOO	20	$4,614,652	1.67
2ND HM	8	$2,141,839	0.77
	1,290	$276,999,672	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,024	$191,477,142	69.13
STATED	260	$83,814,291	30.26
SIMPLE	6	$1,708,240	0.62
	1,290	$276,999,672	100.00

Gross Margin
(Excludes 458 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	2	$823,419	0.44
3.001 - 4.000	2	$794,034	0.42
4.001 - 5.000	31	$12,709,233	6.72
5.001 - 6.000	122	$46,122,326	24.40
6.001 - 7.000	159	$51,036,972	27.00
7.001 - 8.000	88	$23,823,223	12.60
8.001 - 9.000	309	$41,434,911	21.92
9.001 - 10.000	88	$9,470,770	5.01
10.001 - 11.000	25	$2,056,701	1.09
11.001 - 12.000	4	$417,629	0.22
12.001 - 13.000	2	$316,199	0.17
	832	$189,005,416	100.00

Next Rate Adjustment Date
(Excludes 458 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11/03	1	$459,280	0.24
02/04	1	$54,854	0.03

ARM and Fixed $276,999,672

Next Rate Adjustment Date (Continued)
(Excludes 458 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11/04	2	$855,167	0.45
01/05	4	$1,109,568	0.59
02/05	18	$5,085,413	2.69
03/05	22	$5,326,464	2.82
04/05	54	$9,974,321	5.28
05/05	139	$25,810,429	13.66
06/05	82	$15,834,536	8.38
07/05	20	$5,401,746	2.86
10/05	1	$40,418	0.02
11/05	1	$88,116	0.05
01/06	2	$225,804	0.12
02/06	3	$901,434	0.48
03/06	8	$1,577,768	0.83
04/06	23	$3,617,664	1.91
05/06	70	$12,524,195	6.63
06/06	261	$69,308,350	36.67
07/06	120	$30,809,890	16.30
	832	$189,005,416	100.00

Range of Months to Roll
(Excludes 458 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$459,280	0.24
7 - 12	1	$54,854	0.03
13 - 18	6	$1,964,735	1.04
19 - 24	335	$67,432,908	35.68
25 - 31	7	$1,255,772	0.66
32 - 37	482	$117,837,867	62.35
	832	$189,005,416	100.00

ARM and Fixed $276,999,672

Lifetime Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
8.001 - 9.000	1	$359,390	0.19
10.001 - 10.500	1	$371,963	0.20
11.001 - 11.500	3	$1,643,935	0.87
11.501 - 12.000	7	$2,903,214	1.54
12.001 - 12.500	22	$8,388,982	4.44
12.501 - 13.000	42	$13,902,932	7.36
13.001 - 13.500	60	$22,395,430	11.85
13.501 - 14.000	122	$41,625,978	22.02
14.001 - 14.500	118	$31,420,328	16.62
14.501 - 15.000	104	$21,218,446	11.23
15.001 - 15.500	65	$11,066,451	5.86
15.501 - 16.000	97	$12,665,448	6.70
16.001 - 16.500	93	$10,812,023	5.72
16.501 - 17.000	58	$6,225,318	3.29
17.000 - 17.500	23	$2,580,585	1.37
17.501 - 18.000	7	$716,305	0.38
18.001 - 18.500	2	$222,905	0.12
18.501 - 19.000	4	$343,616	0.18
19.001 - 19.500	3	$142,166	0.08
	832	$189,005,416	100.00

Initial Periodic Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	13	$2,196,080	1.16
1.500	483	$119,013,116	62.97
2.000	7	$735,593	0.39
3.000	326	$66,483,095	35.18
3.250	1	$108,313	0.06
5.000	1	$398,172	0.21
7.000	1	$71,047	0.04
	832	$189,005,416	100.00

ARM and Fixed $276,999,672

Subsequent Periodic Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	288	$58,387,577	30.89
1.500	538	$129,111,889	68.31
3.000	6	$1,505,951	0.80
	832	$189,005,416	100.00

Lifetime Rate Floor
(Excludes 458 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	2	$794,034	0.42
5.001 - 6.000	30	$11,688,212	6.18
6.001 - 7.000	169	$61,853,338	32.73
7.001 - 8.000	205	$57,594,143	30.47
8.001 - 9.000	196	$31,344,706	16.58
9.001 - 10.000	182	$20,992,599	11.11
10.001 - 11.000	38	$3,865,552	2.05
11.001 - 12.000	7	$730,665	0.39
12.001 - 13.000	2	$101,748	0.05
13.001 - 14.000	1	$40,418	0.02
	832	$189,005,416	100.00

Exhibit 99.3

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2003-4

NY1 5418864v1

ABS New Transaction

Computational Materials

$277,000,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2003-4


Countrywide
HOME LOANS

Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Banc One Capital Markets, Inc. ("BOCM") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither BOCM, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although BOCM believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your BOCM account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: July 21, 2003*

$277,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-4

Class [1]	Principal Balance [2]	WAL Call/Mat [3]	Payment Window (Mos) Call/Mat [3]	Expected Ratings (S&P/Moody's) [4]	Last Scheduled Distribution Date	Certificate Type
A-1	81,000,000	0.79 / 0.79	1 - 17 / 1 - 17	AAA/Aaa	October 2019	Floating Rate Senior Sequential
A-2	164,838,000	3.23 / 3.58	17 - 77 / 17 - 183	AAA/Aaa	November 2033	Floating Rate Senior Sequential
M-1	12,465,000	4.47 / 4.90	40 - 77 / 40 - 133	AA+/Aa2	September 2033	Floating Rate Mezzanine
M-2	3,462,000	4.41 / 4.78	39 - 77 / 39 - 116	AA/Aa3	July 2033	Floating Rate Mezzanine
M-3	6,925,000	4.39 / 4.67	38 - 77 / 38 - 109	A/A2	June 2033	Floating Rate Mezzanine
M-4	2,770,000	4.37 / 4.50	37 - 77 / 37 - 91	A-/A3	February 2033	Floating Rate Mezzanine
M-5	2,770,000	4.27 / 4.27	37 - 77 / 37 - 80	BBB+/Baa1	October 2032	Floating Rate Mezzanine
B	2,770,000	3.72 / 3.72	37 - 65 / 37 - 65	BBB-/Baa2	February 2032	Floating Rate Subordinate
C	N/A			Not Offered		
P	N/A			Not Offered		
Total:	$277,000,000					

(1) *The margins on the Senior Certificates double and the respective margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "Subordinate Certificates") are equal to 1.5x the related original margin after the Clean-up Call date.*
(2) *The principal balance of each Class of Certificates is subject to a 10% variance.*
(3) *See "Pricing Prepayment Speed" below.*
(4) *Rating Agency Contacts: Standard & Poors, Karen Kostiw, 212.438.2517; Moody's, Tamara Zaliznyak 212.553.7761.*

Trust: Asset-Backed Certificates, Series 2003-4.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (*"Countrywide"*).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Banc One Capital Markets (Co-Lead Manager), Bank of America Securities LLC (Co-Lead Manager) and Deutsche Bank Securities Inc. (Co-Lead Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1 Certificates and Class A-2 Certificates (together, the "*Senior Certificates*") and (ii) the Subordinate Certificates. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "*Offered Certificates.*"

Non-Offered Certificates: The "*Non-Offered Certificates*" consist of the Class C and Class P Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "*Certificates.*"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date: Scheduled balances as of July 1, 2003.

Cut-off Date:	As to any Mortgage Loan, the later of July 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	July [23], 2003.
Expected Closing Date:	July [31], 2003.
Expected Settlement Date:	July [31], 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in August 2003.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" and will not be legal investments for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions: 23% HEP for the Fixed Rate Mortgage Loans (i.e., prepayments start at 2.3% in month one, and increase 2.3% each month to 23% CPR in month ten, and remain at 23% CPR thereafter). The Adjustable Rate Mortgage Loans will be priced at 100% PPC. The Adjustable Rate Mortgage Loans will be priced at a prepayment constant which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% per annum in any period.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $276,999,672 of which: (i) approximately $189,005,416 were adjustable rate Mortgage Loans (the "***Adjustable Rate Mortgage Loans***" and (ii) approximately $87,994,256 were fixed rate Mortgage Loans made to borrowers with credit-blemished histories (the "***Fixed Rate Mortgage Loans***") and, together with the Fixed Rate Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The Pass-Through Rate on each Class of Offered Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The *"Adjusted Net Mortgage Rate"* for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, (b) the trustee fee rate and (c) with respect to only those loans covered under a MI Policy as described below, the related MI premium rate (such sum, the *"Expense Fee Rate"*).

Net Rate Cap: The *"Net Rate Cap"* is equal to the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover: For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such Class is limited by the Net Rate Cap, the *"Net Rate Carryover"* will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract: The Trust will include a one-month LIBOR cap contract (the "*Cap Contract*") for the benefit of the Offered Certificates. On the Closing Date, the notional amount of the Cap Contract will equal approximately $109,993,230 and will thereafter amortize down pursuant to an amortization schedule. The one-month LIBOR strike on the Cap Contract will be 5.00% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Offered Certificates any Net Rate Carryover on such Distribution Date in the same order as accrued interest is paid. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holder of the Class C Certificates and will not be available for payments on the Certificates thereafter.

Credit Enhancement:

Class	S&P/ Moody's	Initial Subordination at Closing (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa	12.00%	24.00%
Class M-1	AA+/Aa2	7.50%	15.00%
Class M-2	AA/Aa3	6.25%	12.50%
Class M-3	A/A2	3.75%	7.50%
Class M-4	A-/A3	2.75%	5.50%
Class M-5	BBB+/Baa1	1.75%	3.50%
Class B	BBB-/Baa2	0.75%	1.50%

(1) O/C will be zero through the Distribution Date in October 2003.

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Certificates with a lower designation.

2. Overcollateralization. The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates (commencing in November 2003) relative to the amortization of the Mortgage Loans, generally in the early months of the transaction.

Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("*O/C*"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Upon this event the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

3. Excess Cashflow. "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1) and 2) as described under "Certificates Priority of Distributions."

4. Mortgage Insurance. It is expected that substantially all of the Mortgage Loans with loan-to-value ratios greater than 65% at origination will be covered by a private mortgage insurance policy issued by Radian (the "***Radian Policy***"). For each of these Mortgage Loans, the Radian Policy provides insurance coverage, subject to certain carveouts, down to 65% of the value of the related mortgaged property on loans with original loan-to-value ratios above 65%.

Overcollateralization Target:

Prior to the Stepdown Date, the initial Overcollateralization Target will be zero and will remain at zero through the Distribution Date occurring in October 2003, after which time the required Overcollateralization Target will be equal to 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Initial Target***").

On or after the Stepdown Date, 1.50% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event has occurred on the related Distribution Date, the O/C target will be equal to the O/C target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event has occurred.

Delinquency Trigger Event:

With respect to the Certificates, a "***DelinquencyTrigger Event***" will occur if the product of (a) 1.71 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the "Required Percentage" with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger Event:

With respect to the Certificates, a "***Cumulative Loss Trigger Event***" will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Distribution Date	Percentage
August 2006 – July 2007............	2.00%
August 2007 – July 2008............	3.25%
August 2008 – July 2009............	3.50%
August 2009 – and thereafter.......	4.00%

Stepdown Date:

The earlier to occur of:
(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates are reduced to zero; and
(ii) the later to occur of:
a. the Distribution Date in August 2006
b. the first Distribution Date on which the principal balance of the Senior Certificates is less than or equal to 76.00% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans (after collections under the Radian Policy) not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds, sequentially, as follows: monthly interest (a) first, current and unpaid interest, to the Senior Certificates, *pro rata* based on their respective interest distribution amounts, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Senior Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as principal to the Senior Certificates and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow, together with proceeds from the Cap Contract, to pay Net Rate Carryover as provided below;
6) To the Class C Certificates, any remaining amounts.

Proceeds from the Cap Contract and Excess Cashflow available to cover Net Rate Carryover shall first be distributed to the Offered Certificates on a pro rata basis, based on the certificate principal balances thereof, to the extent needed to pay any Net Rate Carryover for each such class; provided that any proceeds of the Cap Contract and Excess Cashflow remaining after such allocation will be distributed to each class of Offered Certificates with respect to which there remains any unpaid Net Rate Carryover pro rata, based on the amount of such unpaid Net Rate Carryover, until reduced to zero. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover will be distributed to the holders of the Class C Certificates and will not be available for payments on the Offered Certificates thereafter.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid, sequentially, to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially to the Subordinate Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Senior Certificates from principal collections on the Mortgage Loans, such that the sum of the unpaid principal balance of the Class A-1 and Class A-2 Certificates will have 24.00% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 15.00% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 12.50% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 7.50% subordination, (v) fifth, to the Class

M-4 Certificates such that the Class M-4 Certificates will have 5.50% subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 3.50% subordination and (vii) seventh, to the Class B Certificates, such that the Class B Certificates will have 1.50% subordination.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class A-1 (To Call)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	9.32	0.92	0.79	0.70	0.60
MDUR (yr)	8.77	0.92	0.79	0.70	0.61
First Prin Pay	Aug03	Aug03	Aug03	Aug03	Aug03
Last Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04

Class A-1 (To Maturity)

Margin 0.12%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	12	12	12	12	12
WAL (yr)	9.32	0.92	0.79	0.70	0.60
MDUR (yr)	8.77	0.92	0.79	0.70	0.61
First Prin Pay	Aug03	Aug03	Aug03	Aug03	Aug03
Last Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04

Class A-2 (To Call)

Margin 0.32%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	32	32	32	32
WAL (yr)	23.50	4.12	3.23	2.57	2.03
MDUR (yr)	20.01	4.00	3.17	2.54	2.01
First Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class A-2 (To Maturity)

Margin 0.32%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	32	35	35	35	35
WAL (yr)	23.58	4.54	3.58	2.86	2.24
MDUR (yr)	20.07	4.37	3.47	2.80	2.21
First Prin Pay	Apr19	Mar05	Dec04	Sep04	Jul04
Last Prin Pay	May33	May22	Oct18	Apr16	Jun13

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	70	70	70	70
WAL (yr)	26.11	5.37	4.47	4.09	3.99
MDUR (yr)	20.87	5.12	4.30	3.96	3.87
First Prin Pay	Mar25	Sep06	Nov06	Jan07	Apr07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-1 (To Maturity)

Margin 0.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	70	73	73	73	73
WAL (yr)	26.23	5.91	4.90	4.45	4.35
MDUR (yr)	20.94	5.58	4.68	4.28	4.20
First Prin Pay	Mar25	Sep06	Nov06	Jan07	Apr07
Last Prin Pay	Mar33	Jun17	Aug14	Jul12	Jul10

Class M-2 (To Call)

Margin 0.90 %

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	90	90	90	90	90
WAL (yr)	26.11	5.37	4.41	3.94	3.72
MDUR (yr)	20.35	5.08	4.22	3.80	3.61
First Prin Pay	Mar25	Aug06	Oct06	Dec06	Feb07
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-2 (To Maturity)

Margin 0.90%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	90	93	93	93	92
WAL (yr)	26.22	5.83	4.78	4.24	3.95
MDUR (yr)	20.41	5.47	4.55	4.07	3.81
First Prin Pay	Mar25	Aug06	Oct06	Dec06	Feb07
Last Prin Pay	Jan33	Sep15	Mar13	May11	Aug09

Class M-3 (To Call)

Margin 1.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	26.11	5.36	4.39	3.86	3.58
MDUR (yr)	18.44	4.93	4.11	3.66	3.41
First Prin Pay	Mar25	Aug06	Sep06	Oct06	Nov06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-3 (To Maturity)

Margin 1.70%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	175	175	174	174
WAL (yr)	26.20	5.72	4.67	4.09	3.75
MDUR (yr)	18.48	5.22	4.35	3.85	3.56
First Prin Pay	Mar25	Aug06	Sep06	Oct06	Nov06
Last Prin Pay	Dec32	Jan15	Aug12	Nov10	Apr09

Class M-4 (To Call)

Margin 2.25%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	225	225	225	225	225
WAL (yr)	26.11	5.36	4.37	3.80	3.46
MDUR (yr)	17.27	4.84	4.04	3.55	3.26
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Oct06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-4 (To Maturity)

Margin 2.25%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	225	228	228	228	227
WAL (yr)	26.16	5.53	4.50	3.90	3.54
MDUR (yr)	17.29	4.97	4.14	3.64	3.33
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Oct06
Last Prin Pay	Aug32	Mar13	Feb11	Aug09	May08

Class M-5 (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	26.06	5.26	4.27	3.71	3.35
MDUR (yr)	14.96	4.58	3.82	3.37	3.08
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Sep06
Last Prin Pay	Mar32	Sep11	Dec09	Sep08	Aug07

Class M-5 (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	26.06	5.27	4.27	3.71	3.36
MDUR (yr)	14.96	4.59	3.82	3.38	3.08
First Prin Pay	Mar25	Aug06	Aug06	Sep06	Sep06
Last Prin Pay	Apr32	Feb12	Mar10	Nov08	Oct07

Class B (To Call)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.55	4.57	3.72	3.26	3.11
MDUR (yr)	14.82	4.07	3.38	3.01	2.88
First Prin Pay	Mar25	Aug06	Aug06	Aug06	Aug06
Last Prin Pay	Aug31	Jun10	Dec08	Nov07	Dec06

Class B (To Maturity)

Margin	3.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	350	350	350	350	350
WAL (yr)	25.55	4.57	3.72	3.26	3.11
MDUR (yr)	14.82	4.07	3.38	3.01	2.88
First Prin Pay	Mar25	Aug06	Aug06	Aug06	Aug06
Last Prin Pay	Aug31	Jun10	Dec08	Nov07	Dec06

[Available Funds Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.563	8.985
2	5.293	7.720
3	5.469	7.903
4	5.292	7.734
5	5.468	7.922
6	5.292	7.756
7	5.291	7.769
8	5.656	8.148
9	5.291	7.799
10	5.467	7.994
11	5.290	7.843
12	5.464	8.043
13	5.287	7.894
14	5.287	7.921
15	5.463	8.125
16	5.287	7.976
17	5.463	8.183
18	5.287	8.035
19	5.286	8.063
20	5.853	8.659
21	5.286	8.121
22	5.462	8.326
23	5.380	8.786
24	5.552	9.128
25	5.369	9.089
26	5.365	9.248
27	5.547	9.585
28	5.367	9.436
29	5.545	9.925
30	5.365	9.768
31	5.365	9.812
32	5.938	10.503
33	5.363	9.902
34	5.541	10.149
35	5.362	10.232
36	5.708	10.436
37	5.522	10.242
38	5.520	10.276
39	5.702	10.369
40	5.516	10.175
41	5.698	10.497
42	5.512	10.764
43	5.510	10.791
44	6.098	10.903
45	5.506	10.125
46	5.687	10.391
47	5.502	10.214
48	5.679	10.945
49	5.493	10.699
50	5.491	10.715
51	5.672	10.993
52	5.487	10.750
53	5.668	10.631
54	5.483	10.820
55	5.481	10.830
56	5.856	11.404
57	5.476	10.852
58	5.657	11.134
59	5.472	10.874
60	5.652	11.390
61	5.468	11.123
62	5.466	11.134
63	5.646	11.420
64	5.461	11.156
65	5.641	11.441
66	5.457	11.179
67	5.455	11.191
68	6.037	12.076
69	5.451	11.216
70	5.630	11.498
71	5.446	11.241
72	5.625	11.277
73	5.442	11.020
74	5.439	11.031
75	5.619	11.309
76	5.435	11.054
77	5.614	11.331

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.10%, 6-Month LIBOR stays at 1.130%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that 1-Month LIBOR and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Cap Contract.

ARM and Fixed $276,999,672

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

		Range		
Total Number of Loans	1,290			
Total Outstanding Loan Balance	$276,999,672			
Average Loan Balance	$214,728	$5,944	to	$889,156
WA Mortgage Rate	7.503%	4.875%	to	13.990%
Net WAC	5.469%	2.586%	to	13.481%
ARM Characteristics				
WA Gross Margin	6.935%	2.250%	to	12.950%
WA Months to First Roll	30	4	to	36
WA First Periodic Cap	2.034%	1.000%	to	7.000%
WA Subsequent Periodic Cap	1.357%	1.000%	to	3.000%
WA Lifetime Cap	14.303%	8.875%	to	19.450%
WA Lifetime Floor	7.599%	4.875%	to	13.280%
WA Original Term (months)	354	120	to	360
WA Remaining Term (months)	353	118	to	360
WA LTV	81.78%	16.34%	to	100.00%
WA FICO	612			
Percentage of Pool with Prepayment Penalties at Loan Orig	80.45%			
Percentage of Pool Secured by: 1st Liens	96.66%			
Percentage of Pool Secured by: 2nd Liens	3.34%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 46.87%	SFR: 77.75%	FULL DOC: 69.13%	RFCO: 65.00%	OOC: 97.56%	A: 69.71%	0: 19.55%
FL: 5.39%	PUD: 17.00%	STATED: 30.26%	PURCH: 27.77%	NOO: 1.67%	A-: 10.80%	12: 7.23%
NY: 4.96%	CONDO: 2.54%	SIMPLE: 0.62%	REFI: 7.23%	2ND: 0.77%	B: 8.64%	24: 25.43%
TX: 4.26%	2-4 UNIT: 1.40%				C: 5.87%	30: 0.12%
MA: 3.50%	MANUF: 1.15%				C-: 4.71%	36: 35.53%
					D: 0.28%	60: 12.14%

ARM and Fixed $276,999,672

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	1	$459,280	0.17
2/28 LIBOR	342	$69,452,497	25.07
3/27 LIBOR	489	$119,093,639	42.99
FIXED 15YR	8	$1,243,314	0.45
FIXED 30YR - CC	6	$2,052,435	0.74
FIXED 30YR	212	$75,036,352	27.09
FIXED 10YR - 2ND	2	$77,944	0.03
FIXED 15YR - 2ND	55	$1,707,769	0.62
FIXED 20YR - 2ND	97	$4,303,760	1.55
FIX30/15 BAL	2	$419,737	0.15
FIX30/15 BAL - 2ND	76	$3,152,945	1.14
	1,290	$276,999,672	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	64	$1,204,783	0.43
$ 25,000.01 to $50,000	141	$5,389,438	1.95
$ 50,000.01 to $75,000	168	$10,576,617	3.82
$ 75,000.01 to $100,000	111	$9,726,961	3.51
$100,000.01 to $150,000	166	$20,498,126	7.40
$150,000.01 to $200,000	70	$11,899,632	4.30
$200,000.01 to $250,000	38	$8,399,661	3.03
$250,000.01 to $300,000	28	$7,783,419	2.81
$300,000.01 to $350,000	132	$44,314,387	16.00
$350,000.01 to $400,000	186	$69,821,484	25.21
$400,000.01 to $450,000	94	$39,935,491	14.42
$450,000.01 to $500,000	58	$27,792,285	10.03
$500,000.01 to $550,000	14	$7,394,293	2.67
$550,000.01 to $600,000	14	$8,062,863	2.91
$600,000.01 to $650,000	3	$1,864,480	0.67
$650,000.01 to $700,000	1	$660,000	0.24
$750,000.01 to $800,000	1	$786,597	0.28
$850,000.01 to $900,000	1	$889,156	0.32
	1,290	$276,999,672	100.00

ARM and Fixed $276,999,672

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.501 - 5.000	2	$794,034	0.29
5.001 - 5.500	9	$4,170,700	1.51
5.501 - 6.000	33	$12,256,105	4.42
6.001 - 6.500	112	$44,229,314	15.97
6.501 - 7.000	202	$73,551,827	26.55
7.001 - 7.500	127	$39,087,620	14.11
7.501 - 8.000	123	$31,262,193	11.29
8.001 - 8.500	86	$17,083,148	6.17
8.501 - 9.000	131	$18,807,294	6.79
9.001 - 9.500	120	$13,449,789	4.86
9.501 - 10.000	100	$9,439,595	3.41
10.001 - 10.500	50	$3,638,014	1.31
10.501 - 11.000	130	$6,314,432	2.28
11.001 - 11.500	29	$1,486,437	0.54
11.501 - 12.000	16	$721,570	0.26
12.001 - 12.500	10	$259,169	0.09
12.501 - 13.000	6	$215,178	0.08
13.001 - 13.500	2	$112,418	0.04
13.501 - 14.000	2	$120,834	0.04
	1,290	$276,999,672	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1 - 120	2	$77,944	0.03
121 - 180	141	$6,523,765	2.36
181 - 300	98	$4,363,347	1.58
301 - 360	1,049	$266,034,615	96.04
	1,290	$276,999,672	100.00

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	30	$5,710,872	2.06
50.01-55.00	9	$2,612,768	0.94

ARM and Fixed $276,999,672

Loan-to-Value Ratios (Includes CLTVs for 2nd Liens) (Continued)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
55.01-60.00	28	$5,245,722	1.89
60.01-65.00	42	$8,723,221	3.15
65.01-70.00	115	$25,639,755	9.26
70.01-75.00	129	$29,998,757	10.83
75.01-80.00	229	$62,433,107	22.54
80.01-85.00	122	$35,074,511	12.66
85.01-90.00	174	$50,698,130	18.30
90.01-95.00	68	$15,444,114	5.58
95.01-100.00	344	$35,418,715	12.79
	1,290	$276,999,672	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	11	$1,269,873	0.46
AZ	29	$3,621,912	1.31
AR	3	$246,065	0.09
CA	446	$129,817,664	46.87
CO	21	$4,967,259	1.79
CT	11	$2,888,127	1.04
DE	2	$173,917	0.06
DC	2	$485,313	0.18
FL	88	$14,933,735	5.39
GA	37	$5,509,887	1.99
HI	2	$546,166	0.20
ID	10	$441,176	0.16
IL	27	$6,495,833	2.35
IN	17	$1,562,246	0.56
IA	4	$214,535	0.08
KS	11	$1,038,872	0.38
KY	10	$750,357	0.27
LA	14	$1,243,090	0.45
MD	12	$3,556,581	1.28
MA	38	$9,705,698	3.50
MI	73	$8,904,350	3.21
MN	21	$5,213,578	1.88
MS	7	$1,078,493	0.39

ARM and Fixed $276,999,672

Geographic Distribution (Continued)

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
MO	42	$4,102,406	1.48
MT	1	$140,250	0.05
NE	3	$240,923	0.09
NV	13	$3,234,252	1.17
NH	5	$1,173,216	0.42
NJ	22	$5,824,894	2.10
NM	3	$718,502	0.26
NY	39	$13,750,512	4.96
NC	21	$3,618,098	1.31
ND	1	$57,483	0.02
OH	18	$2,610,479	0.94
OK	6	$687,629	0.25
OR	16	$1,287,861	0.46
PA	12	$1,876,150	0.68
RI	1	$399,519	0.14
SC	4	$712,862	0.26
TN	22	$2,438,350	0.88
TX	64	$11,809,431	4.26
UT	11	$1,664,040	0.60
VA	35	$7,722,220	2.79
WA	41	$6,869,026	2.48
WV	2	$436,038	0.16
WI	11	$613,104	0.22
WY	1	$347,700	0.13
	1,290	$276,999,672	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	2	$375,535	0.14
761 - 780	9	$1,839,443	0.66
741 - 760	8	$1,189,459	0.43
721 - 740	19	$5,195,838	1.88
701 - 720	30	$7,362,767	2.66
681 - 700	41	$9,780,434	3.53
661 - 680	76	$17,354,602	6.27
641 - 660	149	$35,122,832	12.68

ARM and Fixed $276,999,672

FICO Ranges (Continued)

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
621 - 640	172	$40,068,046	14.47
601 - 620	194	$44,208,864	15.96
581 - 600	196	$40,296,743	14.55
561 - 580	117	$28,435,583	10.27
541 - 560	98	$19,570,644	7.07
521 - 540	57	$9,113,951	3.29
501 - 520	103	$15,075,370	5.44
500 or Less	11	$1,416,078	0.51
NOT SCORED	8	$593,481	0.21
	1,290	$276,999,672	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFR	1,010	$215,354,818	77.75
PUD	175	$47,081,939	17.00
CONDO	48	$7,038,045	2.54
2-4 UNITS	18	$3,884,672	1.40
MANUF	37	$3,183,872	1.15
HI CONDO	2	$456,326	0.16
	1,290	$276,999,672	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	754	$180,063,233	65.00
PURCH	463	$76,921,656	27.77
REFI	73	$20,014,783	7.23
	1,290	$276,999,672	100.00

ARM and Fixed $276,999,672

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	1,262	$270,243,182	97.56
NOO	20	$4,614,652	1.67
2ND HM	8	$2,141,839	0.77
	1,290	$276,999,672	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,024	$191,477,142	69.13
STATED	260	$83,814,291	30.26
SIMPLE	6	$1,708,240	0.62
	1,290	$276,999,672	100.00

Gross Margin
(Excludes 458 Fixed Rate Mortgages)

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	2	$823,419	0.44
3.001 - 4.000	2	$794,034	0.42
4.001 - 5.000	31	$12,709,233	6.72
5.001 - 6.000	122	$46,122,326	24.40
6.001 - 7.000	159	$51,036,972	27.00
7.001 - 8.000	88	$23,823,223	12.60
8.001 - 9.000	309	$41,434,911	21.92
9.001 - 10.000	88	$9,470,770	5.01
10.001 - 11.000	25	$2,056,701	1.09
11.001 - 12.000	4	$417,629	0.22
12.001 - 13.000	2	$316,199	0.17
	832	$189,005,416	100.00

Next Rate Adjustment Date
(Excludes 458 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11/03	1	$459,280	0.24
02/04	1	$54,854	0.03

ARM and Fixed $276,999,672

Next Rate Adjustment Date (Continued)
(Excludes 458 Fixed Rate Mortgages)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11/04	2	$855,167	0.45
01/05	4	$1,109,568	0.59
02/05	18	$5,085,413	2.69
03/05	22	$5,326,464	2.82
04/05	54	$9,974,321	5.28
05/05	139	$25,810,429	13.66
06/05	82	$15,834,536	8.38
07/05	20	$5,401,746	2.86
10/05	1	$40,418	0.02
11/05	1	$88,116	0.05
01/06	2	$225,804	0.12
02/06	3	$901,434	0.48
03/06	8	$1,577,768	0.83
04/06	23	$3,617,664	1.91
05/06	70	$12,524,195	6.63
06/06	261	$69,308,350	36.67
07/06	120	$30,809,890	16.30
	832	$189,005,416	100.00

Range of Months to Roll
(Excludes 458 Fixed Rate Mortgages)

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$459,280	0.24
7 - 12	1	$54,854	0.03
13 - 18	6	$1,964,735	1.04
19 - 24	335	$67,432,908	35.68
25 - 31	7	$1,255,772	0.66
32 - 37	482	$117,837,867	62.35
	832	$189,005,416	100.00

ARM and Fixed $276,999,672

Lifetime Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
8.001 - 9.000	1	$359,390	0.19
10.001 - 10.500	1	$371,963	0.20
11.001 - 11.500	3	$1,643,935	0.87
11.501 - 12.000	7	$2,903,214	1.54
12.001 - 12.500	22	$8,388,982	4.44
12.501 - 13.000	42	$13,902,932	7.36
13.001 - 13.500	60	$22,395,430	11.85
13.501 - 14.000	122	$41,625,978	22.02
14.001 - 14.500	118	$31,420,328	16.62
14.501 - 15.000	104	$21,218,446	11.23
15.001 - 15.500	65	$11,066,451	5.86
15.501 - 16.000	97	$12,665,448	6.70
16.001 - 16.500	93	$10,812,023	5.72
16.501 - 17.000	58	$6,225,318	3.29
17.000 - 17.500	23	$2,580,585	1.37
17.501 - 18.000	7	$716,305	0.38
18.001 - 18.500	2	$222,905	0.12
18.501 - 19.000	4	$343,616	0.18
19.001 - 19.500	3	$142,166	0.08
	832	$189,005,416	100.00

Initial Periodic Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	13	$2,196,080	1.16
1.500	483	$119,013,116	62.97
2.000	7	$735,593	0.39
3.000	326	$66,483,095	35.18
3.250	1	$108,313	0.06
5.000	1	$398,172	0.21
7.000	1	$71,047	0.04
	832	$189,005,416	100.00

ARM and Fixed $276,999,672

Subsequent Periodic Rate Cap
(Excludes 458 Fixed Rate Mortgages)

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	288	$58,387,577	30.89
1.500	538	$129,111,889	68.31
3.000	6	$1,505,951	0.80
	832	$189,005,416	100.00

Lifetime Rate Floor
(Excludes 458 Fixed Rate Mortgages)

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	2	$794,034	0.42
5.001 - 6.000	30	$11,688,212	6.18
6.001 - 7.000	169	$61,853,338	32.73
7.001 - 8.000	205	$57,594,143	30.47
8.001 - 9.000	196	$31,344,706	16.58
9.001 - 10.000	182	$20,992,599	11.11
10.001 - 11.000	38	$3,865,552	2.05
11.001 - 12.000	7	$730,665	0.39
12.001 - 13.000	2	$101,748	0.05
13.001 - 14.000	1	$40,418	0.02
	832	$189,005,416	100.00